

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via U.S. Mail and facsimile to 561-314-4667

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re: DNA Brands, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 2**
> **Filed April 14, 2011**
> **File No. 333-171177**

Dear Mr. Marks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the original registration statement filed on December 15, 2010 registered the resale of 31,250,000 shares that were to be issued to shareholders of DNA Beverage Corporation and these shareholders were listed as selling shareholders on pages 16 to 23 of that filing. In response to our comment letter dated January 11, 2011, Amendment No. 1 which was filed on February 24, 2011 registered the issuance of 31,250,000 shares to DNA Beverage Corporation's shareholders.   Amendment No. 2 which was filed on April 14, 2011 also registers the same issuance. However, we continue to believe this offering is an indirect primary offering of your shares through the shareholders of DNA Beverage Corporation. Please revise to fix the offering price and name the DNA Beverage Corporation's shareholders as underwriters or, alternatively, conduct the offering privately subject to the restrictions of Rule 144(i).

Selling Stockholders, page 15

2.   We note your response to comment two from our letter dated March 3, 2011. We partly
        reissue this comment because the column titled "Shares of Common Stock Owned After
        the Offering" is incorrect. For instance, if Doug Appling owns 50,000 shares prior to the
        offering and offers 50,000 shares, then he would own 0 shares after the offering.
        Currently this column shows Mr. Appling owning 50,000 shares after the offering.
        Please revise.

Distribution to the Shareholders of DNA Beverage, page 17

3.   Please revise to disclose the number of shareholders to whom you are distributing
        31,250,000 shares.

Summary Compensation Table, page 42

4.   We note your response to comment four from our letter dated March 3, 2011. We note
        the text of Footnote 4 at the bottom of the table, but it is not keyed to any disclosure in
        the table. Please advise. Also, you show stock awards for Messrs. Marks, Leiner,
        Sabella, and Llera for 2009. Please review Item 402(n)(2)(v) of Regulation S-K and state
        whether the amounts shown for these executive officers is the aggregate grant date fair
        value computed in accordance with FASB ASC Topic 718.

Rule 144, page 46

5.   We note your disclosure that you were a shell company before your acquisition of DNA
        Beverage. Please revise to explain all of the conditions under paragraph (i) of Rule 144
        before this safe harbor is available. In this regard, we note paragraph (i) requires one
        year to pass from filing Form 10 information and this did not occur earlier than January
        11, 2011.

Exhibits

6.   We note your response to comment six from our letter dated March 3, 2011. However,
        we asked you to confirm whether you will file confidential treatment requests for the
        agreements with Anheuser Bush, Walgreens, the Indianapolis Colts, and Circle K
        because the filed agreements contain redacted terms. Please advise.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via facsimile to 303-768-9224
         Andrew Telsey, Esq.